Media	North America,	German/Central	Investor Relations
Mike Pilcher	UK/ Western European	European Press	Zainab Schwartz
SAND Technology	Press	Maike Thiessen	SAND Technology
pr@sand.com	Mike Pilcher	SAND Technology GmbH	zainab.schwartz@sand.com
+44 779 675 7671	SAND Technology	maike.thiessen@sand.com	+1 514 939 3477
	+44 779 675 7671	+49 40 211 07650

SAND Technology Announces Third Quarter Results for Fiscal 2010

Montreal, June 23, 2010: SAND Technology Inc. (OTCBB:SNDTF), an international provider of column-based database software, today reported a net loss for the three-month period ended April 30, 2010.

Highlights for the current third quarter compared to the same quarter last year include:

  Revenue of $996,654 in Q3-10 vs. Revenue of $2,371,632 in Q3-09
  Net loss of $1,175,229 in Q3-10 vs. Net profit of $300,697 in Q3-09
  North America revenue of $383,169 in Q3-10 vs. North America revenue of $622,289 in Q3-09
  Europe revenue of $583,485 in Q3-10 vs. Europe revenue of $1,749,343 in Q3-09

Tom O’Donnell, President and CEO of SAND Technology stated, “The current quarterly results were obviously unsatisfactory. In the last quarter, we have begun significant restructuring of the sales and marketing function. All North American and UK sales and marketing personnel have been replaced. The problem at SAND is sales and marketing which can and will be fixed. The technology is sound and in many aspects cutting edge. We continue to have access to funding SAND through private placements if the need should arise but are focusing on funding the company through internal cash generation.”

Other achievements in the third quarter include:

  In April 2010, Mike Pilcher joined SAND to be its new Chief Operating Officer. Before joining SAND, Mr. Pilcher was the European Sales Director for Corporate Solutions at LinkedIn, where he substantially expanded the European market and drove continuous revenue growth. Prior to LinkedIn, he held executive positions at prominent technology companies in the UK and North America, including Oracle, Sybase, Marketbright and Tenfold. In each of these positions he successfully managed significant and continuing increases in revenue, customer acquisition and customer satisfaction. Mr. Pilcher is the author of “Prosultative Selling” and a blogger specializing in the use of social media in sales and marketing.

  In June 2010, SAND announced that Brian Schwartz would be its new Vice-President of Sales. Brian Schwartz comes to SAND with more than 15 years of experience in the software industry focusing on business intelligence, analytics, CRM, and HR solutions. Previously, he spent 4 years as Director of Sales at Globoforce, where he successfully increased revenue in his region by 300%. Prior to Globoforce, Brian worked for enterprise software companies including Siebel, Epiphany, and Clarify. He holds a Bachelors degree in Communications from the University of Arizona.

www.sand.com

About SAND Technology

SAND Technology is an international provider of leading column-based database software for storing, accessing, and analyzing large amounts of data on-demand while lowering TCO, leveraging existing infrastructure and improving operational performance.

SAND solutions include CRM analytics, and specialized applications for government, healthcare, financial services, telecommunications, retail, transportation, and other business sectors. SAND has achieved "Certified for SAP NetWeaver" status and SAND Nearline Integration Controller has achieved "Powered by SAP NetWeaver" status.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe.

SAND Technology, Nucleus, N-Vector, and MPSO are registered trademarks, and SAND/DNA, SAND/DNA Access, SAND/DNA Analytics, SAND/DNA aCRM, SAND Analytic Server, SAND Searchable Archive, SAND Extensible Warehouse, and all related SAND-, SAND/DNA, and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks remain the property of their respective owners.

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 and following the Quebec Securities Act. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

Financial Highlights

The following data expressed in Canadian dollars are derived from the unaudited interim financial statements for the six month period ended April 30, 2010. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the Financial Statements. All amounts are in Canadian dollars.

	Three months	Three months
	ended April 30,	ended April 30,
Results of Operations	2010	2009

Net Sales	$966,654	$2,371,632

Cost of Sales and Product Support	$331,920	$349,592
Research and Development Costs	$485,040	$509,741
Selling, General and Administrative
Expenses	$1,230,772	$1,106,267
Amortization	$13,014	$15,136
Operating Income (Loss)	($1,094,092)	$390,896

Interest Expenses	$81,137	$90,199
Net Income (Loss)	($1,175,229)	$300,697

Basic Earnings (Loss) per Share	($0.07)	$0.02
Weighted Average Number of Shares outstanding during each period (000's)	15,889,619	14,318,189

	April 30,	July 31,
Financial Position as at	2010	2009
Working Capital (a)	($459,108)	($362,753)
Total Assets	$1,583,670	$2,740,326
Total Liabilities	$4,081,485	$5,112,881
Shareholders' Deficiency	($2,497,815)	($2,372,555)

(a) Working capital has been calculated by netting current assets and current liabilities, excluding deferred revenue and deferred credits which are non-cash items.